Via Facsimile and U.S. Mail
Mail Stop 6010

July 23, 2008

Mr. James S. Evans
Chief Financial Officer
Myriad Genetics, Inc.
320 Wakara Way
Salt Lake City, UT 84108

      Re: **Myriad Genetics, Inc.**
              Form 10-K for Fiscal Year Ended June 30, 2007
              File No. 0-26642

Dear Mr. Evans:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Jim B. Rosenberg
              Senior Assistant Chief
              Accountant